SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                   (Mark one)

          /x/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

             For the transition period from _________ to __________

                         Commission File Number: 0-29630



                     A. Full title of the plan and address
                       of the plan, if different from that
                              of the issuer below:

            1997 Restated Shire US Inc. 401(k) Savings Plan and Trust



                    B. Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive officer:



                         Shire Pharmaceuticals Group plc
                      Hampshire International Business Park
                              Chineham, Basingstoke
                               Hampshire, RG24 SEP
                                     England

     1997 Restated Shire US
     Inc. 401(k) Savings Plan
     And Trust
     Financial Statements as of
     December 31, 2002 and 2001 and
     Supplemental Schedules as of
     December 31, 2002 and
     Independent Auditors' Reports

1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         Page

DELOITTE & TOUCHE LLP INDEPENDENT AUDITORS' REPORT                         1

KPMG LLP INDEPENDENT AUDITORS' REPORT                                      2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AS OF DECEMBER 31, 2002 AND 2001                                        3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
   BENEFITS FOR PLAN YEARS ENDED DECEMBER 31, 2002 AND 2001                4

NOTES TO FINANCIAL STATEMENTS                                              5

SUPPLEMENTAL SCHEDULES:

   I Schedule H, Line 4i--Schedule of Assets Held (at End of Year)         10

   II Schedule G, Part III--Schedule of Nonexempt Transactions             11

                      [Letterhead of Deloitte & Touche LLP]




INDEPENDENT AUDITORS' REPORT


To the Investment Advisory Committee
  of 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements of the Plan for the year ended December 31, 2001 were audited by other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated June 14, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedules listed in the accompanying table of contents as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/  DELOITTE & TOUCHE
June 6, 2003

KPMG
1600 PNC Center
201 East Fifth Street
Cincinnati, OH  45202

                          Independent Auditors' Report


Investment Advisory Committee of the
    1997 Restated Shire US Inc. 401(k) Savings Plan and Trust
    (formerly Richwood Pharmaceutical
    401(k) Savings Plan):

We have audited the accompanying statement of net assets available for plan benefits of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust (formerly Richwood Pharmaceutical 401(k) Savings Plan) (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements of the Plan as of December 31, 2000, were reported upon by other auditors whose report was dated October 5, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001, and the changes in its net assets available for Plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information included in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ KPMG LLP

Cincinnati, Ohio
June 14, 2002

1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------------------------

                                                              2002                  2001

ASSETS:
  Cash                                                 $          2,245      $             --
  Investments (at fair value):
   Collective investment fund                                                         244,074
   Mutual funds                                              11,831,201             8,314,168
   Company stock                                              1,543,880             1,379,088
   Participant loans                                            104,078                76,606
                                                       ----------------      ----------------
           Total investments                                 13,481,404            10,013,936
                                                       ----------------      ----------------
  Receivables:
   Employer contributions                                       454,238               416,075
   Participant contributions                                    171,197               235,416
   Income receivable                                              1,114                 3,751
                                                       ----------------      ----------------
           Total receivables                                    626,549               655,242
                                                       ----------------      ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $     14,107,953      $     10,669,178
                                                       ================      ================

See accompanying notes to financial statements.


1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST




STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PLAN YEARS ENDED DECEMBER 31, 2002 AND 2001
---------------------------------------------------------------------------------------------------------------------------

                                                                                         2002                  2001

ADDITIONS:
  Investment income (loss):
   Net depreciation in fair value of investments:                                 $     (2,984,738)     $     (1,010,758)
   Interest and dividends                                                                  109,243                49,392
                                                                                  ----------------      ----------------
                                                                                        (2,875,495)             (961,366)
                                                                                  ----------------      ----------------
  Contributions:
   Participant                                                                           3,189,966             2,211,271
   Participant (rollovers into Plan)                                                       501,355               470,842
   Employer                                                                              3,578,880             2,402,253
                                                                                  ----------------      ----------------

                                                                                         7,270,201             5,084,366
                                                                                  ----------------      ----------------

Transfer from Robert Pharmaceutical Corporation
  Savings and Protection Plan                                                                                  3,057,057
                                                                                  ----------------      ----------------

     Total additions                                                                     4,394,706             7,180,057
                                                                                  ----------------      ----------------

DEDUCTIONS:
  Benefits paid to participants                                                            953,651             1,329,165
  Administrative expenses                                                                    2,280                 1,440
                                                                                  ----------------      ----------------

     Total deductions                                                                      955,931             1,330,605
                                                                                  ----------------      ----------------

     Net increase                                                                        3,438,775             5,849,452

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                     10,669,178             4,819,726
                                                                                  ----------------      ----------------

  End of year                                                                     $     14,107,953      $     10,669,178
                                                                                  ================      ================

See accompanying notes to financial statements.


1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION


     The following description of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General--The Plan is a defined contribution plan covering almost all part-time and full-time employees of Shire US Inc. (the Company) age eighteen or older. All eligible employees may begin participation in the Plan on the first of the month following their date of hire. Effective April 1, 2002 employees may begin participation in the Plan after completing 30 days of service.

     On September 27, 2002 Shire US Inc. acquired Atlantic Pharmaceutical Services (APS) at which time APS became a subsidiary of Shire US Inc. and a participating employer in the Plan. Additionally, APS' name was changed to Shire US Manufacturing Inc. Prior to the acquisition, APS employees participated in a 401(k) and money purchase pension plan of the parent company, Niro Inc. The Niro 401(k) and the Niro money purchase pension plan were not merged into the Shire Plan.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

     Contributions--Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers ten mutual funds, company stock, and a money market fund for participants. The Company contributes, on a bi-weekly basis, $2.33 for each $1 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company. All Company contributions are invested in a portfolio of investments directed by the participant. Contributions are subject to certain limitations.

     Participant Accounts--Each participant's account is credited with the participant's contribution, the participant's share of Company contributions, Plan earnings and losses net of mutual fund expenses. Allocations are based on participant earnings or account balances, as defined. The $2,280 of plan expenses consists of loan processing fees charged to the participant's account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting--Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts occurs on a pro rata basis and is based on years of service. A participant is 100% vested after five years of service.

     Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.25% to

     10.5%, which are commensurate with local prevailing rates as determined at the inception of each loan.

     Payment of Benefits--On termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or substantially equal installments (monthly, quarterly, semi-annually or annually) over a period measured by reference to the life expectancy of the spouse or the joint and last survivor life expectancy of the participant or the participant's spouse. Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity and a Qualified Joint and Survivor Annuity. Distributions are made in cash.

     Expenses of the Plan--The Company pays certain administrative expenses of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

     Forfeitures--Upon participant termination, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. After such participant has incurred five consecutive one year breaks in service, forfeitures shall be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. At December 31, 2002 forfeited nonvested accounts totaled $284,675.

     Reclassification--Certain 2001 amounts have been reclassified to conform to current year presentation.

2.   SIGNIFICANT ACCOUNTING POLICIES


     Basis of Accounting--The financial statements of the Plan are prepared using the accrual method of accounting.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation--The Plan's investments, except for participant loans, are stated at fair value. Quoted market prices are used to value mutual funds and common stocks. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in collective funds are valued at fair values as estimated by US Bank (the Trustee). Participant loans are valued at cost which approximates fair value.

     In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of investments as of the later of the beginning of the plan year or at the time of purchase, if purchased during the year, and are reflected currently in the statement of changes in net assets available for plan benefits.

     Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits--Benefits are recorded when paid.

3.   INVESTMENTS


     The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2002 and 2001:


                                                                2002                                 2001
                                                  -----------------------------------   --------------------------------
                                                      Shares          Market Value         Shares         Market Value

         Shire Pharmaceuticals Group, plc               81,730         $1,543,880            37,680        $1,379,088
         Dreyfus Founders Growth Fund                  203,513          1,522,275           121,930         1,283,924
         Franklin Small-Mid Cap Growth Fund             72,539          1,592,226            38,136         1,188,693
         Scudder Growth and Income Fund                 68,694          1,097,724            44,043           927,543
         Templeton Growth Fund                          53,465            851,705            38,813           698,626
         First American Treasury Obligation          2,457,442          2,457,442         2,210,557         2,210,557
         Fund
         INVESCO Dynamics Fund                         101,210          1,078,899            35,616           567,356
         First American Bond IMMDEX                     30,860            902,669
         First American Large Cap Value                                                      21,713           555,417
         (formerly First American Relative
         Value)


     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                    2002              2001

         Mutual funds                          $   (2,058,127)    $   (610,369)
         Common stock                                (944,241)        (411,723)
         Collective investment funds                   17,630           11,334
                                               --------------     ------------
                                               $   (2,984,738)    $ (1,010,758)
                                               ==============     ============

4.   RELATED-PARTY TRANSACTIONS


     Certain plan investments are shares of mutual funds managed by the Trustee. US Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Company's stock. The Company is the plan sponsor and therefore, these transactions qualify as party-in-interest transactions. The Plan held 81,730 and 37,680 shares of the Company stock at a fair value of $1,543,880 and $1,379,088 at December 31, 2002 and 2001, respectively.

5.   PLAN TERMINATION


     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   FEDERAL INCOME TAX STATUS

     The Company adopted the US Bank prototype standardized profit sharing plan with a deferral arrangement which received a favorable opinion letter from the Internal Revenue Service on February 8, 1993. The opinion letter stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

     On February 15, 2002, the Company certified that it intended to adopt the Ulmer & Berne LLP Defined Contribution Prototype Plan and Trust Agreement Basic Plan Document and the related Prototype Non-Standardized Profit Sharing/401(k) Plan Adoption Agreement as approved for GUST (General Agreement on Trade/Uruguay Round Agreement Act, Uniformed Services Employment and Reemployment Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Restructuring Reform Act of 1998) by a favorable opinion letter. This adoption amended and restated the Shire US Inc. 401(k) Savings Plan and was adopted by the Company on June 14, 2002. Ulmer & Berne received a GUST opinion letter for the prototype plan on November 13, 2001. Although the Plan has been amended since receiving the prototype plan's opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO 5500


     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:


     Net assets available for benefits per the financial statements                  $   14,107,953
     Amounts allocated to withdrawing participants                                          (89,694)
                                                                                     --------------

     Net assets available for benefits per the Form 5500                             $   14,018,259
                                                                                     ==============

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to Form
     5500:


     Benefits paid to participants per the financial statements                      $      953,651
     Add--Amounts allocated to withdrawing participants at December 31, 2002                 89,694
                                                                                     --------------

     Benefits paid to participants per Form 5500                                     $    1,043,345
                                                                                     ==============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

8.   NONEXEMPT TRANSACTIONS


     A certain nonexempt transaction between the Plan and the Company has been identified and is included in the accompanying Schedule of Nonexempt Transactions. The nonexempt transaction occurred as a result of the Company not remitting employee contributions to the Plan in a timely manner. Since the occurrence of the reported nonexempt transaction which was the first transaction of the 2002 Plan year, the Company has remitted the contributions in a timely manner. The timeliness of the remaining transactions was a result of additional procedures to improve the process of remitting employee contributions to the Plan. The nonexempt transactions were corrected when employee contributions were remitted to the Plan.

9.   SUBSEQUENT EVENT


     On February 1, 2003 the Plan changed its recordkeeper, trustee and custodian from US Bank to Fidelity Management Trust Company. The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. Additionally, new investment options became available to participants in conjunction with the change to the Fidelity platform.

                                     *******

1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST



SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

      Issuer                                              Description

      CASH                                                                                                   $          2,245
                                                                                                             ----------------

      MUTUAL FUNDS:
         Dreyfus                                          Dreyfus Founders Growth Fund                              1,522,275
*        US Bank, N.A.                                    First American Prime Obligation Fund                            919
*        US Bank, N.A.                                    First American Treasury Obligation Fund                   2,457,442
*        US Bank, N.A.                                    First American Bond IMMDEX Fund                             902,669
*        US Bank, N.A.                                    First American Equity Index Fund                            457,041
*        US Bank, N.A.                                    First American Large Cap Value Fund                         576,792
         Franklin Templeton Investments                   Franklin Small-Mid Cap Growth Fund                        1,592,226
         INVESCO Stock Funds, Inc.                        INVESCO Dynamics Fund                                     1,078,899
         Janus Capital Corporation                        Janus Adviser Balanced Fund                                 683,197
         Janus Capital Corporation                        Janus Adviser Worldwide Fund                                610,312
         Scudder Investments                              Scudder Growth & Income Fund                              1,097,724
         Franklin Templeton Investments                   Templeton Growth Fund                                       851,705
                                                                                                             ----------------

               Total mutual funds                                                                                  11,831,201
                                                                                                             ----------------

      CORPORATE STOCK:
*        Shire Pharmaceuticals Group, plc ADR             Common stock                                              1,543,880
                                                                                                             ----------------

               Total corporate stock                                                                                1,543,880
                                                                                                             ----------------

               Total investments                                                                                   13,377,326

*     PARTICIPANT LOANS                                   Loans ranging from 1 to 5 years maturity with
                                                          interest rates ranging from 5.25% to 10.5%                  104,078
                                                                                                             ----------------

      TOTAL ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 2002                                                  $     13,481,404
                                                                                                             ================


      *Denotes party-in-interest

      See accompanying independent auditors' report.

1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST


SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------


                         Relationship to plans,       Description of transactions, including                      Interest
     Identity of              employer or                 maturity date, rate of interest,         Amount          Incurred
    party involved       other party-in-interest         collateral, par or maturity value        loaned           on loan

Shire US Inc.            Employer/Plan Sponsor        Deemed loan for late remittance of
                                                      employee contributions dated
                                                      December 17, 2001, maturity
                                                      March 11, 2003 with interest at 4.75%       $   7,507       $      47


EXHIBITS


     23.1     Consent of Deloitte & Touche LLP

     23.2     Consent of KPMG LLP

     99.1     Certification Pursuant to Section 906 of the Sarbanes-Oxley
              Act of 2002

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 1997 RESTATED SHIRE US INC.
                                      401(k) SAVINGS PLAN AND TRUST


                                 By:    Shire US Inc., as plan administrator


Date:  June  30, 2003            By:    /s/  William A. Nuerge
                                        -------------------------------------
                                        William A. Nuerge
                                        President and CEO




Date:  June  30, 2003            By:    /s/  Jeffrey W. Martini
                                        -------------------------------------
                                        Jeffrey W. Martini
                                        Senior Director of Finance

                                  EXHIBIT INDEX


 Exhibit No.       Exhibit

   23.1            Consent of Deloitte & Touche LLP

   23.2            Consent of KPMG LLP

   99.1            Certification Pursuant to Section 906 of the Sarbanes-Oxley
                   Act of 2002

                                                                    Exhibit 23.1

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Shire Pharmaceuticals Group plc Registration Statement on Form S-8 (No. 333-91552) of our report dated June 6, 2003, appearing in the Annual Report on Form 11-K of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust for the year ended December 31, 2002.


/s/  DELOITTE & TOUCHE LLP


Cincinnati, Ohio
June 27, 2003

                                                                    Exhibit 23.2

                          INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in the Shire Pharmaceuticals Group plc Registration Statement on Form S-8 (No. 333-91552) of our report dated June 14, 2002 on our audit of the financial statements of the 1997 Restated Shire US Inc. 401(K) Savings Plan and Trust as of and for the year ended December 31, 2001, appearing in the Annual Report on Form 11-K of the 1997 Restated Shire US Inc. 401(K) Savings Plan and Trust for the year ended December 31, 2002, and to the use of our report with respect to the financial statements in the annual report on Form 11-K of the 1997 Restated Shire US Inc. 401(K) Savings Plan and Trust for the year ended December 31, 2002.



/s/  KPMG LLP

Cincinnati, Ohio
June 18, 2003

                                                                    Exhibit 99.1


                                  CERTIFICATION
                          ACCOMPANYING FORM 11-K REPORT


                                     for the


            1997 RESTATED SHIRE US INC. 401(k) SAVINGS PLAN AND TRUST


            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
               (Chapter 63, Title 18 U.S.C.ss.ss.1350(a) and (b))


     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.ss.1350(a) and (b)), the undersigned hereby certifies, in his capacity as an officer of Shire US Inc., the plan administrator of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust (the "Plan"), that the Annual Report for the Plan on Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                                 SHIRE US INC.,
                                    as plan administrator of the Plan


Date:  June 30, 2003            By:  /s/  William A. Nuerge
                                     ----------------------------------------
                                       William A. Nuerge
                                       President and Chief Executive Officer
                                       of Shire US Inc.


Date:  June 30, 2003            By:  /s/  Jeffrey W. Martini
                                     ----------------------------------------
                                          Jeffrey W. Martini
                                          Senior Director of Finance



A signed original of this written statement required by Section 906 has been provided to Shire US Inc., as plan administrator of the Plan, and will be retained by Shire US Inc. and furnished to the Securities and Exchange Commission or its staff upon request.